Exhibit a(5)

Dear Trimeris Stockholders:

We are pleased to inform you that on October 2, 2009, Trimeris, Inc. (“Trimeris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Arigene Co., Ltd., a company formed under the laws of the Republic of Korea (the “Parent”), and RTM Acquisition Company, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated October 19, 2009, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition, the Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Trimeris (each a “Share,” and collectively, the “Shares”), at a price of $3.60 per Share, net to the seller in cash without interest and subject to any required withholding taxes.

Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2009, after which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, the Purchaser will merge with and into Trimeris on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly perfected his, her or its right of appraisal under applicable Delaware law) will be automatically cancelled and converted into the right to receive, in cash and without interest and subject to any required withholding taxes, $3.60 per Share (or, if a higher amount is paid in the Offer, such higher amount).

On October 1, 2009, the board of directors of Trimeris (the “Board”), (i) declared that the Merger Agreement and all of the transactions contemplated thereby, including the Merger and the Offer, are fair to, and in the best interests of, Trimeris and its stockholders, (ii) recommended that the stockholders of Trimeris accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement, if applicable, and (iii) approved the Merger Agreement.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to the Purchaser in the Offer. These documents set forth the terms and conditions of the Purchaser’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Martin A. Mattingly
Chief Executive Officer